Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

HashiCorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

418100103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 418100103	Schedule 13G	Page 1 of 16

1	Names of Reporting Persons Mayfield XIV, a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,493,581
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,493,581

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,493,581
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.9%
12	Type of Reporting Person PN

CUSIP No. 418100103	Schedule 13G	Page 2 of 16

1	Names of Reporting Persons Mayfield XIV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,493,581
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,493,581

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,493,581
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.9%
12	Type of Reporting Person PN

CUSIP No. 418100103	Schedule 13G	Page 3 of 16

1	Names of Reporting Persons Mayfield XIV Management (UGP), Ltd., a Cayman Islands Exempted Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,493,581
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,493,581

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,493,581
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.9%
12	Type of Reporting Person CO

CUSIP No. 418100103	Schedule 13G	Page 4 of 16

1	Names of Reporting Persons Mayfield Select, a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,248,406
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,248,406

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,248,406
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.1%
12	Type of Reporting Person PN

CUSIP No. 418100103	Schedule 13G	Page 5 of 16

1	Names of Reporting Persons Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,248,406
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,248,406

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,248,406
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.1%
12	Type of Reporting Person PN

CUSIP No. 418100103	Schedule 13G	Page 6 of 16

1	Names of Reporting Persons Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,248,406
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,248,406

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,248,406
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.1%
12	Type of Reporting Person CO

CUSIP No. 418100103	Schedule 13G	Page 7 of 16

1	Names of Reporting Persons MF Leaders H-E, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 418100103	Schedule 13G	Page 8 of 16

1	Names of Reporting Persons MF Leaders Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 418100103	Schedule 13G	Page 9 of 16

ITEM 1.	(a) Name of Issuer:

HashiCorp, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

101 Second Street, Suite 700, San Francisco, CA 94105

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Mayfield XIV, a Cayman Islands Exempted Limited Partnership (“MF XIV”),

(ii)	Mayfield XIV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership (“MF XIV EGP”),

(iii)	Mayfield XIV Management (UGP), Ltd., a Cayman Islands Exempted Company (“MF XIV UGP”),

(iv)	Mayfield Select, a Cayman Islands Exempted Limited Partnership (“MF Select”),

(v)	Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership (“MF Select EGP”),

(vi)	Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company (“MF Select UGP”),

(vii)	MF Leaders H-E, L.P. (“MF Leaders”), and

(viii)	MF Leaders Management, L.L.C. (“MF Leaders GP”).

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 2484 Sand Hill Road, Menlo Park, CA 94025.

(c)	Citizenship of each Reporting Person is:

MF Leaders and MF Leaders GP are organized under the laws of the state of Delaware. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.000015 per share (“Class A Common Stock”).

CUSIP No. 418100103	Schedule 13G	Page 10 of 16

(e)	CUSIP Number:

418100103

ITEM 3.

Not applicable.

CUSIP No. 418100103	Schedule 13G	Page 11 of 16

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 117,341,034 shares of Class A Common Stock outstanding as of December 1, 2023, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mayfield XIV, a Cayman Islands Exempted Limited Partnership	11,493,581	8.9%	0	11,493,581	0	11,493,581
Mayfield XIV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership	11,493,581	8.9%	0	11,493,581	0	11,493,581
Mayfield XIV Management (UGP), Ltd., a Cayman Islands Exempted Company	11,493,581	8.9%	0	11,493,581	0	11,493,581
Mayfield Select, a Cayman Islands Exempted Limited Partnership	1,248,406	1.1%	0	1,248,406	0	1,248,406
Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership	1,248,406	1.1%	0	1,248,406	0	1,248,406
Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company	1,248,406	1.1%	0	1,248,406	0	1,248,406
MF Leaders H-E, L.P.	0	0.0%	0	0	0	0
MF Leaders Management, L.L.C.	0	0.0%	0	0	0	0

MF XIV may be deemed to beneficially own 11,493,581 shares of Class A Common Stock issuable upon conversion of 11,493,581 shares of Class B Common Stock. MF XIV UGP is the general partner of MF XIV EGP, which is the general partner of MF XIV. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by MF XIV, but each such entity disclaims any such beneficial ownership.

CUSIP No. 418100103	Schedule 13G	Page 12 of 16

MF Select may be deemed to beneficially own 1,248,406 shares of Class A Common Stock issuable upon conversion of 1,248,406 shares of Class B Common Stock. MF Select UGP is the general partner of MF Select EGP, which is the general partner of MF Select. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by MF Select, but each such entity disclaims any such beneficial ownership.

As of January 26, 2024, MF Leaders and MF Leaders GP ceased to be the beneficial owners of any securities of the Issuer.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof some of the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

As of January 26, 2024, MF Leaders and MF Leaders GP ceased to be the beneficial owners of any securities of the Issuer.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 418100103	Schedule 13G	Page 13 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2024

Mayfield XIV, a Cayman Islands Exempted Limited Partnership

By:	Mayfield XIV Management (EGP), L.P.,
a Cayman Islands Exempted Limited Partnership,
its general partner
By:	Mayfield XIV Management (UGP), Ltd.,
a Cayman Islands Exempted Company,
its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield XIV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership

By:	Mayfield XIV Management (UGP), Ltd.,
a Cayman Islands Exempted Company,
its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield XIV Management (UGP), Ltd., a Cayman Islands Exempted Company

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

CUSIP No. 418100103	Schedule 13G	Page 14 of 16

Mayfield Select, a Cayman Islands Exempted Limited Partnership

By:	Mayfield Select Management (EGP), L.P.,
a Cayman Islands Exempted Limited Partnership,
its general partner
By:	Mayfield Select Management (UGP), Ltd.,
a Cayman Islands Exempted Company,
its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership

By:	Mayfield Select Management (UGP), Ltd.,
a Cayman Islands Exempted Company,
its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

CUSIP No. 418100103	Schedule 13G	Page 15 of 16

MF Leaders H-E, L.P.

By:	MF Leaders Management, L.L.C.,
its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

MF Leaders Management, L.L.C.

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

CUSIP No. 418100103	Schedule 13G	Page 16 of 16

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).